UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August, 2015

Commission File Number: 1-6784

Panasonic Corporation

1006, Oaza Kadoma,

Kadoma City, Osaka 571-8501

Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

This Form 6-K consists of:

1.	News release issued on July 29, 2015, by Panasonic Corporation (the registrant), announcing its consolidated financial results for first quarter ended June 30, 2015 (fiscal 2016).

2.	Supplemental consolidated financial data for first quarter ended June 30, 2015.

3.	News release issued on July 29, 2015, by the registrant, announcing allotment of stock-type compensation stock options.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Panasonic Corporation

By:	/s/ HIROHISA IKUTOMI
Hirohisa Ikutomi, Attorney-in-Fact
Manager of Disclosure & Investor Relations Office, Disclosure Section,
Panasonic Corporation

Dated: August 4, 2015

July 29, 2015

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Chieko Gyobu (Japan)

Public Relations Department

(Tel: +81-3-3574-5664)

Panasonic News Bureau (Japan)

(Tel: +81-3-3542-6205)

Jim Reilly (U.S.)

(Tel: +1-201-392-6067)

Anne Guennewig (Europe)

(Tel: +49-611-235-457)

Yukie Takakuwa (Japan) Disclosure & Investor Relations Office (Tel: +81-6-6908-1121) Yuko Iwatsu (U.S.) (Tel:+1-201-348-7000) Hiroko Carvell (Europe) (Tel:+ 44-134-470-6982)

Panasonic Reports its Consolidated Financial Results

for the Three-month ended June 30, 2015

Osaka, Japan, July 29, 2015 — Panasonic Corporation (Panasonic [TSE:6752]) today reported its consolidated financial results for the three months ended June 30, 2015, of the current fiscal year ending March 31, 2016 (fiscal 2016).

Consolidated Financial Results

for Fiscal 2016 1Q, ended June 30, 2015

Panasonic Corporation

Summary

Yen (billions)

	Fiscal 2016 Three Months ended June 30, 2015	Fiscal 2015 Three Months ended June 30, 2014	Percentage 2016/2015
Net sales	1,857.8	1,852.3	100%
Domestic	825.1	857.4	96%
Overseas	1,032.7	994.9	104%
Operating profit *	76.6	82.3	93%
	4.1%	4.4%
Income before income taxes	72.7	55.1	132%
	3.9%	3.0%
Net income attributable to Panasonic Corporation	59.5	37.9	157%
	3.2%	2.0%
Net income attributable to Panasonic Corporation, basic
per common share	25.75 yen	16.41 yen	9.34 yen
per ADS	25.75 yen	16.41 yen	9.34 yen
Net income attributable to Panasonic Corporation, diluted
per common share	25.75 yen	—	—
per ADS	25.75 yen	—	—

Notes:	1. The company’s consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP).

2. Number of consolidated companies: 465 (including parent company) Number of associated companies under the equity method: 93

3.  Diluted net income per share attributable to Panasonic Corporation common shareholders in fiscal 2015 has been omitted because the company did not have potentially dilutive common shares that were outstanding for the period.

*	For information about operating profit, see Note 1 of the Notes to consolidated financial statements on page 8.

Consolidated Financial Results

for Fiscal 2016 1Q, ended June 30, 2015

Panasonic Corporation

Consolidated Statements of Income and

Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

Yen (millions)

	Fiscal 2016 Three Months ended June 30, 2015		Fiscal 2015 Three Months ended June 30, 2014		Percentage 2016/2015
		%		%	%
Net sales	1,857,843	100.0	1,852,280	100.0	100
Cost of sales	1,334,065	71.8	1,331,876	71.9

Gross profit	523,778	28.2	520,404	28.1	101
Selling, general and administrative expenses	447,220	24.1	438,118	23.7

Operating profit *	76,558	4.1	82,286	4.4	93

Other income (deductions)	(3,883)	(0.2)	(27,175)	(1.4)
Interest income	5,930	0.3	3,159	0.2
Dividends received	1,058	0.1	1,008	0.1
Interest expense	(4,656)	(0.3)	(4,805)	(0.3)
Expenses associated with the implementation of early retirement programs **	(192)	(0.0)	(3,784)	(0.2)
Other income (deductions), net	(6,023)	(0.3)	(22,753)	(1.2)

Income before income taxes	72,675	3.9	55,111	3.0	132

Provision for income taxes	11,306	0.6	14,997	0.8
Equity in earnings of associated companies	4,359	0.2	1,972	0.1

Net income	65,728	3.5	42,086	2.3	156

Less net income attributable to noncontrolling interests	6,209	0.3	4,157	0.3

Net income attributable to Panasonic Corporation	59,519	3.2	37,929	2.0	157

Notes:	1. In other income (deductions), the company incurred expenses associated with the implementation of early retirement programs of certain domestic and overseas companies.
2. Depreciation (tangible assets)	58,024	million yen	58,303	million yen
3. Capital investment	42,478	million yen	41,425	million yen
4. R&D expenditures	111,050	million yen	108,086	million yen
5. Number of employees	253,864		266,316

* **	See Notes to consolidated financial statements on page 8.

Consolidated Financial Results

for Fiscal 2016 1Q, ended June 30, 2015

Panasonic Corporation

Consolidated Statements of Comprehensive Income

Yen (millions)

	Fiscal 2016 Three Months ended June 30, 2015	Fiscal 2015 Three Months ended June 30, 2014	Percentage 16/15
			%
Net income	65,728	42,086	156
Other comprehensive income (loss), net of tax:

Translation adjustments	38,011	(20,170)
Unrealized holding gains of available-for-sale securities	15,257	3,550
Unrealized holding gains (losses) of derivative instruments	(3,016)	1,144
Pension liability adjustments	30,716	9,799

Subtotal	80,968	(5,677)

Comprehensive income	146,696	36,409	403
Less comprehensive income attributable to noncontrolling interests	6,195	2,386

Comprehensive income attributable to Panasonic Corporation	140,501	34,023	413

Consolidated Financial Results

for Fiscal 2016 1Q, ended June 30, 2015

Panasonic Corporation

Information by Segment

Yen (billions)

	Fiscal 2016 Three Months ended June 30, 2015					Fiscal 2015 Three Months ended June 30, 2014
	Sales	16/15	Segment Profit (Loss)	% of Sales	16/15	Sales	Segment Profit (Loss)	% of Sales
		%		%	%			%
Appliances	599.0	97	23.8	4.0	77	616.9	31.0	5.0
Eco Solutions	370.2	96	9.2	2.5	57	384.4	16.2	4.2
AVC Networks	271.2	105	5.1	1.9	—	257.7	(3.1)	(1.2)
Automotive & Industrial Systems	696.6	102	28.5	4.1	135	682.7	21.1	3.1
Other	123.1	86	(5.2)	(4.2)	—	143.2	(2.0)	(1.4)

Subtotal	2,060.1	99	61.4	3.0	97	2,084.9	63.2	3.0
Eliminations and adjustments	(202.3)	—	15.2	—	—	(232.6)	19.1	—

Consolidated total	1,857.8	100	76.6	4.1	93	1,852.3	82.3	4.4

Notes:

1.  The company’s segments are classified according to a divisional company-based management system, which focuses on global consolidated management by each divisional company, in order to ensure consistency of its internal management structure and disclosure.

Certain businesses were transferred among segments on April 1, 2015. Accordingly, the figures for segment information in fiscal 2015 have been reclassified to conform to the presentation for fiscal 2016.

2.  The figures in Eliminations and adjustments include earnings and expenses which are not attributable to any reportable segments, for the purpose of evaluating operating results of each segment, and consolidation adjustments (including amortization of intangible assets and differences of accounting principles).

Consolidated Financial Results

for Fiscal 2016 1Q, ended June 30, 2015

Panasonic Corporation

Consolidated Balance Sheets

Yen (millions)

	June 30, 2015	March 31, 2015	Difference
Current assets:	3,496,951	3,412,740	+84,211
Cash and cash equivalents	1,247,544	1,280,408	-32,864
Time deposits	22,449	18,470	+3,979
Trade receivables:
Notes	79,907	79,055	+852
Accounts	912,217	937,986	-25,769
Allowance for doubtful receivables	(26,142)	(24,947)	-1,195
Inventories	843,583	762,670	+80,913
Other current assets	417,393	359,098	+58,295
Investments and advances	352,512	313,669	+38,843
Property, plant and equipment, net of accumulated depreciation	1,363,171	1,374,831	-11,660
Other assets	824,951	855,707	-30,756

Total assets	6,037,585	5,956,947	+80,638

Current liabilities:	2,769,304	2,732,800	+36,504
Short-term debt, including current portion of long-term debt	228,293	260,531	-32,238
Trade payables:
Notes	259,062	236,970	+22,092
Accounts	736,232	746,335	-10,103
Other current liabilities	1,545,717	1,488,964	+56,753
Noncurrent liabilities:	1,161,227	1,231,595	-70,368
Long-term debt	711,255	712,385	-1,130
Other long-term liabilities	449,972	519,210	-69,238

Total liabilities	3,930,531	3,964,395	-33,864

Panasonic Corporation shareholders’ equity:	1,940,485	1,823,293	+117,192
Common stock	258,740	258,740	—
Capital surplus	983,962	984,111	-149
Retained earnings	1,057,647	1,021,241	+36,406
Accumulated other comprehensive income (loss)	(112,269)	(193,251)	+80,982
Treasury stock, at cost	(247,595)	(247,548)	-47
Noncontrolling interests	166,569	169,259	-2,690

Total equity	2,107,054	1,992,552	+114,502

Total liabilities and equity	6,037,585	5,956,947	+80,638

Note:	Accumulated other comprehensive income (loss) breakdown:

Yen (millions)

	June 30, 2015	March 31, 2015	Difference
Cumulative translation adjustments	48,569	11,858	+36,711
Unrealized holding gains of available-for-sale securities	29,595	14,285	+15,310
Unrealized gains of derivative instruments	135	3,135	-3,000
Pension liability adjustments	(190,568)	(222,529)	+31,961

Consolidated Financial Results

for Fiscal 2016 1Q, ended June 30, 2015

Panasonic Corporation

Consolidated Statements of Cash Flows

Yen (millions)

	Fiscal 2016 Three Months ended June 30, 2015	Fiscal 2015 Three Months ended June 30, 2014
Cash flows from operating activities
Net income	65,728	42,086
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	68,201	69,121
Net (gain) loss on sale of investments	(217)	(1,328)
(Increase) decrease in trade receivables	36,829	40,015
(Increase) decrease in inventories	(72,128)	(53,681)
Increase (decrease) in trade payables	19,562	33,677
Increase (decrease) in retirement and severance benefits	(17,948)	(9,564)
Other	(13,287)	7,312

Net cash provided by operating activities	86,740	127,638

Cash flows from investing activities
Proceeds from disposals of investments and advances	2,016	10,998
Increase in investments and advances	(22,141)	(1,418)
Capital expenditures	(56,445)	(51,087)
Proceeds from disposals of property, plant and equipment	8,657	9,029
(Increase) decrease in time deposits	(3,979)	(1,480)
Other	(943)	(8,088)

Net cash used in investing activities	(72,835)	(42,046)

Cash flows from financing activities
Increase (decrease) in short-term debt	7,413	678
Increase (decrease) in long-term debt	(42,646)	(3,687)
Dividends paid to Panasonic Corporation shareholders	(23,113)	(18,492)
Dividends paid to noncontrolling interests	(10,348)	(14,836)
(Increase) decrease in treasury stock	(47)	(15)
Other	(403)	(1,388)

Net cash used in financing activities	(69,144)	(37,740)

Effect of exchange rate changes on cash and cash equivalents	22,375	(5,990)

Net increase (decrease) in cash and cash equivalents	(32,864)	41,862
Cash and cash equivalents at beginning of period	1,280,408	592,467

Cash and cash equivalents at end of period	1,247,544	634,329

Consolidated Financial Results

for Fiscal 2016 1Q, ended June 30, 2015

Panasonic Corporation

Notes to consolidated financial statements:

1.	In order to be consistent with generally accepted financial reporting practices in Japan, operating profit, a non-GAAP measure, is presented as net sales less cost of sales and selling, general and administrative expenses. The company believes that this is useful to investors in comparing the company’s financial results with those of other Japanese companies. Please refer to the accompanying consolidated statement of operation and Note 2 for the U.S. GAAP reconciliation.

2.	Under U.S. GAAP, expenses associated with the implementation of early retirement programs at certain domestic and overseas companies and the impairment losses on goodwill and fixed assets would be included as part of operating profit in the statement of operations.

3.	Assumption for going concern : None

4.	Significant changes in Panasonic Corporation shareholders’ equity: None

5.	Significant subsequent events: None

6.	The company resolved, at the Board of Directors meeting held on February 3, 2015, to make Panasonic Information Systems Co., Ltd. (Panasonic IS) which is a consolidated subsidiary of Panasonic, a wholly-owned subsidiary. On the same day, the share exchange agreement was concluded between both companies in order to make Panasonic a wholly-owing parent company and Panasonic IS a wholly-owned subsidiary. The share exchange was approved at ordinary general meeting of Panasonic IS, which was held on June 19, 2015, and is expected to become effective on August 1, 2015. Shares of Panasonic IS are scheduled to be delisted from the Tokyo Stock Exchange as of July 29, 2015.

7.	Number of consolidated companies as of June 30, 2015: 464

Number of associated companies under the equity method as of June 30, 2015: 93

Consolidated Financial Results

for Fiscal 2016 1Q, ended June 30, 2015

Panasonic Corporation

Consolidated Financial Results

1. Fiscal 2016 first quarter (from April 1, 2015 to June 30, 2015)

A. Operating Results

Yen (billions)

	Fiscal 2016 First quarter	Fiscal 2015 First quarter	Percentage 2016/2015
Net sales	1,857.8	1.852.3	100%
Operating profit[1]	76.6	82.3	93%
Income before income taxes	72.7	55.1	132%
Net income attributable to Panasonic Corporation	59.5	37.9	157%

During the fiscal 2016 first quarter under review, the economic expansion was even slower in China and sluggish in some ASEAN countries. In Japan, personal spending was moderately weak, despite the improvement of the employment environment and signs of recovery in capital investment. In Europe and the U.S., economic recovery was slow but continuing.

Under such business circumstances, Panasonic positions its fiscal 2016 as a year to make a major change towards generating profit from sales growth. Recognizing its recent business conditions, Panasonic has carefully determined the business fields for its sustainable growth and has been promoting various initiatives.

As one of the initiatives during the fiscal 2016 first quarter, for housing business, the company decided capital investment to boost capacity of solar cells at its production sites in Japan to meet growing demand in the global solar market. For automotive business, Ficosa International, S.A. (Ficosa) in Spain and the company announced the agreement on their capital and business alliance in September 2014 to launch electronic mirror systems business in a timely manner. Completing approval procedures from related authorities, Panasonic took a 49% stake in Ficosa in June 2015. Accordingly the company started business alliance with Ficosa, involved in its management.

[1]	For information about operating profit, see Note 1 of the Notes to consolidated financial statements on page 8.

Consolidated Financial Results

for Fiscal 2016 1Q, ended June 30, 2015

Panasonic Corporation

Consolidated group sales for the fiscal 2016 first quarter were 1,857.8 billion yen in line with the same period of fiscal 2015 (a year ago). Domestic sales decreased year on year due mainly to slower recovery in housing market and the effect of demand surge before the tax hike remaining for some products in the same period of last year. Overseas sales increased year on year due mainly to a positive effect from yen depreciation and sales increases in BtoB solutions, automotive electronic and LCD panel businesses, although sales in TVs decreased significantly due mainly to downsizing market activities to pursue better profitability.

Operating profit decreased by 7% to 76.6 billion yen from a year ago due mainly to the negative impact on profitability such as sales decrease excluding the effect of exchange rate, despite streamlining of material-related process and the restructuring.

Income before income taxes increased by 32% to 72.7 billion yen comparing with the same period of last year. This was due mainly to the expenses for preventing further accidents with the residential water heating systems incurred a year ago and the improvement in the financial income (loss) in fiscal 2016.

Net income attributable to Panasonic Corporation significantly increased by 57% to 59.5 billion yen from a year ago, due to the benefit from the revaluation of deferred tax assets as a result of the board resolution to introduce the consolidated tax.

B. Breakdown by Segment

Appliances

Yen (billions)

	Fiscal 2016 First quarter	Fiscal 2015 First quarter	Percentage 2016/2015
Sales	599.0	616.9	97%
Segment profit	23.8	31.0	77%

Consolidated Financial Results

for Fiscal 2016 1Q, ended June 30, 2015

Panasonic Corporation

Sales decreased by 3% to 599.0 billion yen from a year ago. This was due mainly to sales decreases in TV business as a result of downsizing marketing activities. However, sales in laundry systems and vacuum cleaner, and cold chain businesses were favorable mainly in Japan. Segment profit decreased to 23.8 billion yen from a year ago due mainly to Japanese yen depreciation and Brazilian real depreciation. Another impact from sales decreases also dragged down profitability.

Eco Solutions

Yen (billions)

	Fiscal 2016 First quarter	Fiscal 2015 First quarter	Percentage 2016/2015
Sales	370.2	384.4	96%
Segment profit	9.2	16.2	57%

Sales decreased by 4% to 370.2 billion yen compared with the previous year. This was due mainly to the backlog orders associated with undelivered products due to the winter storms posted and the demand surge prior to the consumption tax hike in Japan occurred a year ago. Flagging sales in housing system and energy system businesses because of slower recovery in Japanese housing market and weakening solar panel market also resulted in the overall sales decrease. Segment profit decreased significantly to 9.2 billion yen from a year ago due mainly to sales decrease, product price declines and negative impact of exchange rate fluctuation, despite the positive impact of rationalization in materials and others.

AVC Networks

Yen (billions)

	Fiscal 2016 First quarter	Fiscal 2015 First quarter	Percentage 2016/2015
Sales	271.2	257.7	105%
Segment profit (loss)	5.1	(3.1)	—%

Sales increased by 5% to 271.2 billion yen from a year ago. This result was due mainly to favorable sales of the vertical solution business in North America, and visual and imaging business including security system business in Japan. In addition, solutions business sales expanded especially in Japan. Segment profit was 5.1 billion yen, due to profit improvement by sales increase mainly in vertical solution business.

Consolidated Financial Results

for Fiscal 2016 1Q, ended June 30, 2015

Panasonic Corporation

Automotive & Industrial Systems

Yen (billions)

	Fiscal 2016 First quarter	Fiscal 2015 First quarter	Percentage 2016/2015
Sales	696.6	682.7	102%
Segment profit	28.5	21.1	135%

Sales increased by 2% to 696.6 billion yen from a year ago. Favorable sales in automotive electronics business such as cameras for automotive-use, LCD panels business and FA business, as well as the positive impact of exchange rate fluctuation, contributed to overall increase. Segment profit grew to 28.5 billion yen from a year ago due mainly to rationalization in materials, fixed-cost reductions and the positive impact of exchange rate fluctuation, although R&D costs mainly in automotive business increased.

Other

Yen (billions)

	Fiscal 2016 First quarter	Fiscal 2015 First quarter	Percentage 2016/2015
Sales	123.1	143.2	86%
Segment profit (loss)	(5.2)	(2.0)	—%

Sales decreased by 14% to 123.1 billion yen from a year ago due mainly to the business transfers. Segment loss was 5.2 billion yen, worsened from a year ago.

C. Consolidated Financial Condition

Net cash provided by operating activities for the first quarter ended June 30, 2015 amounted to 86.7 billion yen, compared with an inflow of 127.6 billion yen a year ago. This was due mainly to worsening in working capital including inventories. Net cash used in investing activities amounted to 72.8 billion yen, compared with an outflow of 42.0 billion yen a year ago. This was due mainly to purchase of associated companies’ shares. Accordingly, free cash flow (net cash provided by operating activities plus net cash provided by investing activities) decreased by 71.7 billion yen from a year ago to 13.9 billion yen. Net cash used in financing activities amounted to 69.1 billion yen, compared with an outflow of 37.7 billion yen a year ago. This was due mainly to redemption of unsecured straight bonds. Taking into consideration exchange rate fluctuations, cash and cash equivalents totaled 1,247.5 billion yen as of June 30, 2015, down 32.9 billion yen compared with the end of the fiscal 2015.

Consolidated Financial Results

for Fiscal 2016 1Q, ended June 30, 2015

Panasonic Corporation

The company’s consolidated total assets as of June 30, 2015 increased by 80.6 billion yen to 6,037.6 billion yen from March 31, 2015. This was due mainly to yen depreciation and the seasonal increase in its inventory, despite decreases in cash and cash equivalent and account receivables. The company’s consolidated total liabilities as of June 30, 2015 decreased by 33.9 billion yen to 3,930.5 billion yen from March 31, 2015. This was due mainly to redemption of unsecured straight bonds. Panasonic Corporation shareholders’ equity increased by 117.2 billion yen, compared with March 31, 2015, to 1,940.5 billion yen. This was due mainly to recording net income attributable to Panasonic Corporation and improvement in accumulated other comprehensive income (loss) along with yen depreciation. Adding Noncontrolling interests to Panasonic Corporation shareholders’ equity, total equity was 2,107.1 billion yen.

2. Forecast for Fiscal 2016

The business performance forecast for fiscal 2016 remains unchanged from the previous forecast announced on April 28, 2015.

Consolidated Financial Results

for Fiscal 2016 1Q, ended June 30, 2015

Panasonic Corporation

Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (that include those within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934), as amended about Panasonic and its Group companies (the Panasonic Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Panasonic Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Panasonic Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Panasonic undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Panasonic in its subsequent filings under the Financial Instrument and Exchange Act of Japan (the FIEA) and other publicly disclosed documents.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the Americas, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; the possibility that excessive currency rate fluctuations of the U.S. dollar, the euro, the Chinese yuan and other currencies against the yen may adversely affect costs and prices of Panasonic’s products and services and certain other transactions that are denominated in these foreign currencies; the possibility of the Panasonic Group incurring additional costs of raising funds, because of changes in the fund raising environment; the possibility of the Panasonic Group not being able to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the possibility of not achieving expected results or incurring unexpected losses in connection with the alliances or mergers and acquisitions; the possibility of not being able to achieve its business objectives through joint ventures and other collaborative agreements with other companies, including due to the pressure of price reduction exceeding that which can be achieved by its effort and decrease in demand for products from business partners which Panasonic highly depends on in BtoB business areas; the possibility of the Panasonic Group not being able to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Panasonic Group; the possibility that the Panasonic Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Panasonic Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, deferred tax assets and uncertain tax positions; future changes or revisions to accounting policies or accounting rules; the possibility of incurring expenses resulting from a leakage of customers’ or confidential information from Panasonic’s systems due to unauthorized access or a detection of vulnerability of network-connected products of the Panasonic Group; as well as natural disasters including earthquakes, prevalence of infectious diseases throughout the world, disruption of supply chain and other events that may negatively impact business activities of the Panasonic Group. The factors listed above are not all-inclusive and further information is contained in the most recent English translated version of Panasonic’s securities reports under the FIEA and any other documents which are disclosed on its website.

# # #

July 29, 2015

Panasonic Corporation

Supplemental Consolidated Financial Data for Fiscal 2016

First Quarter, ended June 30, 2015

Note:	Certain businesses were transferred among segments on April 1, 2015. Accordingly, the figures for segment information in fiscal 2015 have been reclassified to conform to the presentation for fiscal 2016.

1. Segment Information

yen (billions)

		Fiscal 2016 1Q Results
		Sales	16/15	Segment Profit	% of sales	16/15
Appliances	(AP)	599.0	97%	23.8	4.0%	77%
Eco Solutions	(ES)	370.2	96%	9.2	2.5%	57%
AVC Networks	(AVC)	271.2	105%	5.1	1.9%	—
Automotive & Industrial Systems	(AIS)	696.6	102%	28.5	4.1%	135%
Other		123.1	86%	-5.2	-4.2%	—

Total		2,060.1	99%	61.4	3.0%	97%

Eliminations and Adjustments *1		-202.3	—	15.2	—	—

Consolidated total		1,857.8	100%	76.6	4.1%	93%

Appliances (production and sales consolidated) *2		655.4	98%	21.4	3.3%	66%

*1	The figures in “Eliminations and Adjustments” include earnings and expenses which are not attributable to any reportable segments, for the purpose of evaluating operating results of each segment, and consolidation adjustments (including amortization of intangible assets and differences of accounting principles).
*2	The figures in “Appliances (production and sales consolidated)” include the sales and profits of sales division for consumer products, which are included in “Eliminations and Adjustments.”

2. Business Division Information

yen (billions)

		Fiscal 2016 1Q Results
		Sales	16/15
AP	Refrigerator BD	36.1	108%
	Laundry Systems and Vacuum Cleaner BD	46.3	118%
	Cold Chain BD	23.6	111%
ES	Lighting BD	71.5	102%
	Energy Systems BD	90.5	92%
	Housing Systems BD	82.5	90%
	Panasonic Ecology Systems Co., Ltd.	36.9	100%
AVC*[1]	Mobility Business	48.0	104%
	Visual and Imaging Business	64.3	107%
	Communication Business	35.1	91%
	Vertical Solution Business	80.8	116%
AIS*[2]	Automotive Business	170.9	106%
	Energy Business	126.3	101%
	Industrial Business	210.6	96%
	Factory Solutions Business	88.8	114%

*1	Each business in AVC Networks consists of the following BDs.

	•	Mobility Business	:	IT Products BD, Storage BD
	•	Visual and Imaging Business	:	Imaging Network BD, Security Systems BD, Visual Systems BD
	•	Communication Business	:	Office Products BD, Communication Products BD
	•	Vertical Solution Business	:	Avionics BD, Infrastructure Systems BD

*2	Each business in Automotive & Industrial Systems consists of the following BDs.

	•	Automotive Business	:	Automotive Infotainment Systems BD, Automotive Electronics Systems BD
	•	Energy Business	:	Rechargeable Battery BD, Energy Device BD, Panasonic Storage Battery Co., Ltd.
	•	Industrial Business	:	Electromechanical Control BD, Panasonic Semiconductor Solutions Co., Ltd., Device Solutions BD, Electronic Materials BD, Panasonic Liquid Crystal Display Co., Ltd.
	•	Factory Solutions Business	:	Smart Factory Solutions BD

Supplemental Consolidated Financial Data

for Fiscal 2016, 1Q ended June 30, 2015

Panasonic Corporation

3. Sales by Region

yen (billions)

	Fiscal 2016 1Q Results
		Yen basis 16/15	Local currency basis 16/15
Domestic	825.1	96%	96%
Overseas	1,032.7	104%	93%
North and South America	307.5	109%	94%
Europe	169.7	94%	99%
Asia	291.1	108%	96%
China	264.4	100%	86%

Total	1,857.8	100%	95%

4. Capital Investment by Segments

yen (billions)

	Fiscal 2016 1Q Results
		16-15
Appliances	8.9	+2.4
Eco Solutions	7.4	+0.1
AVC Networks	5.5	-0.7
Automotive & Industrial Systems	17.1	-0.8
Other	3.6	+0.1

Total	42.5	+1.1

Note:	These figures are calculated on an accrual basis.

5. Foreign Currency Exchange Rates

	Export Rates		Rates Used for Consolidation
	Fiscal 2015 1st quarter	Fiscal 2016 1st quarter	Fiscal 2015 1st quarter	Fiscal 2016 1st quarter
U.S. Dollars	¥103	¥119	¥102	¥121
Euro	¥140	¥135	¥140	¥134

6. Number of Employees

			(persons)
	End of June 2014	End of March 2015	End of June 2015
Domestic	113,263	106,697	106,467
Overseas	153,053	147,387	147,397

Total	266,316	254,084	253,864

Supplemental Consolidated Financial Data

for Fiscal 2016, 1Q ended June 30, 2015

Panasonic Corporation

<Attachment 1> Reference

Segment Information for Fiscal 2015

Note:	The figures for each segment in fiscal 2015 have been reclassified to conform to the presentation for fiscal 2016.

Sales					yen (billions)

	1st quarter (Apr. - June)	2nd quarter (July - Sep.)	3rd quarter (Oct. - Dec.)	4th quarter (Jan. - Mar.)	Full year (Apr. - Mar.)
Appliances	616.9	576.2	634.0	507.7	2,334.8
Eco Solutions	384.4	406.0	433.9	441.7	1,666.0
AVC Networks	257.7	273.9	296.2	326.5	1,154.3
Automotive & Industrial Systems	682.7	703.5	704.3	706.3	2,796.8
Other	143.2	154.7	149.3	317.3	764.5

Total	2,084.9	2,114.3	2,217.7	2,299.5	8,716.4
Eliminations and Adjustments *1	-232.6	-243.7	-221.3	-303.8	-1,001.4

Consolidated Total	1,852.3	1,870.6	1,996.4	1,995.7	7,715.0

Segment profit					yen (billions)

	1st quarter (Apr. - June)	2nd quarter (July - Sep.)	3rd quarter (Oct. - Dec.)	4th quarter (Jan. - Mar.)	Full year (Apr. - Mar.)
Appliances	31.0	8.9	18.4	-8.5	49.8
Eco Solutions	16.2	25.6	33.9	19.6	95.3
AVC Networks	-3.1	7.0	17.7	30.2	51.8
Automotive & Industrial Systems	21.1	36.9	30.9	27.5	116.4
Other	-2.0	3.9	-0.4	13.1	14.6

Total	63.2	82.3	100.5	81.9	327.9
Eliminations and Adjustments *1	19.1	12.4	12.8	9.7	54.0

Consolidated Total	82.3	94.7	113.3	91.6	381.9

yen (billions)

	Fiscal 2015 Results
	Sales	Profit
Appliances (production and sales consolidated) *2	2,552.5	50.8

*1	The figures in “Eliminations and Adjustments” include earnings and expenses which are not attributable to any reportable segments, for the purpose of evaluating operating results of each segment, and consolidation adjustments (including amortization of intangible assets and differences of accounting principles).
*2	The figures in “Appliances (production and sales consolidated)” include the sales and profits of sales division for consumer products, which are included in “Eliminations and Adjustments.”

Supplemental Consolidated Financial Data

for Fiscal 2016, 1Q ended June 30, 2015

Panasonic Corporation

<Attachment 2> Reference

Business Division Information for Fiscal 2015 (Sales)

Note:	The figures for each Business Division in fiscal 2015 are conformed to the presentation for fiscal 2016.

yen (billions)

		1st quarter (Apr. - June)	2nd quarter (July - Sep.)	3rd quarter (Oct. - Dec.)	4th quarter (Jan. - Mar.)	Full year (Apr. - Mar.)
AP	Refrigerator BD	33.3	34.7	31.1	24.3	123.4
	Laundry Systems and Vacuum Cleaner BD	39.3	48.3	56.6	45.6	189.9
	Cold Chain BD	21.3	25.9	22.5	23.3	93.0
ES	Lighting BD	69.9	75.7	88.8	83.3	317.7
	Energy Systems BD	98.3	103.9	105.0	107.3	414.5
	Housing Systems BD	91.1	90.6	98.3	86.4	366.5
	Panasonic Ecology Systems Co., Ltd.	36.8	35.9	43.3	44.0	159.9
AVC*1	Mobility Business	46.0	46.0	56.0	62.5	210.5
	Visual and Imaging Business	60.3	68.0	69.4	69.6	267.3
	Communication Business	38.4	39.0	38.6	33.1	149.0
	Vertical Solution Business	69.3	68.7	82.1	88.1	308.3
AIS*2	Automotive Business	161.5	164.1	174.3	182.4	682.3
	Energy Business	125.1	133.7	147.4	152.9	559.0
	Industrial Business	218.8	222.6	214.9	211.0	867.3
	Factory Solutions Business	77.8	85.5	69.1	72.6	305.0

*1	Each business in AVC Networks consists of the following BDs.

•	Mobility Business	:	IT Products BD, Storage BD
•	Visual and Imaging Business	:	Imaging Network BD, Security Systems BD, Visual Systems BD
•	Communication Business	:	Office Products BD, Communication Products BD
•	Vertical Solution Business	:	Avionics BD, Infrastructure Systems BD
*2 Each business in Automotive & Industrial Systems consists of the following BDs.
•	Automotive Business	:	Automotive Infotainment Systems BD, Automotive Electronics Systems BD
•	Energy Business	:	Rechargeable Battery BD, Energy Device BD, Panasonic Storage Battery Co., Ltd.
•	Industrial Business	:	Electromechanical Control BD, Panasonic Semiconductor Solutions Co., Ltd., Device Solutions BD, Electronic Materials BD, Panasonic Liquid Crystal Display Co., Ltd.
•	Factory Solutions Business	:	Smart Factory Solutions BD

July 29, 2015

FOR IMMEDIATE RELEASE
Media Contacts:	Investor Relations Contacts:

Chieko Gyobu (Japan)	Yukie Takakuwa (Japan)
Public Relations Department	Disclosure & Investor Relations Office
(Tel: +81-3-3574-5664)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan)	Yuko Iwatsu (U.S.)
(Tel: +81-3-3542-6205)	(Tel: +1-201-348-7000)

Jim Reilly (U.S.)	Hiroko Carvell (Europe)
(Tel: +1-201-392-6067)	(Tel: +44-134-470-6982)

Anne Guennewig (Europe)
(Tel: +49-611-235-457)

Panasonic Announces Allotment of Stock-Type Compensation Stock Options (i.e., Stock Acquisition Rights)

Osaka, Japan, July 29, 2015 — Panasonic Corporation ([TSE:6752] “Panasonic”) today announced that the Board of Directors, at its meeting held earlier in the day, approved to allot stock acquisition rights as stock-type compensation stock options to Directors (excluding Outside Directors) of Panasonic and Executive Officers and certain other officers who are responsible for business operations over the Panasonic group.

1.	Reason for Allotment of Stock Acquisition Rights as Stock-Type Compensation Stock Options

The purpose of allotment of stock acquisition rights as stock-type compensation stock options is to provide an incentive for allottees to further contribute to the improvement of long-term operating results and higher corporate value through sharing the benefits and risks of share price fluctuations with Panasonic’s shareholders.

2.	Terms and Conditions of Stock Acquisition Rights

(1)	Name of stock acquisition rights:

Stock Acquisition Rights of Panasonic Corporation Issued in August of Fiscal Year 2016 (the year ending March 31, 2016)

(2)	Aggregate number of stock acquisition rights: 1,729

The above number is the projected allocation number and, in the event no subscription is made or other case where the total number of stock acquisition rights to be allotted is reduced, the aggregate number of stock acquisition rights to be allotted shall be the total number of stock acquisition rights to be issued.

(3)	Class and number of shares to be acquired upon exercise of stock acquisition rights:

The class of shares to be acquired upon exercise of the stock acquisition rights shall be common stock of Panasonic, and the number of shares to be acquired upon exercise of each stock acquisition right (the “Number of Shares Acquired”) shall be 100 shares; provided, however, that in the case that Panasonic conducts a share split (including an allotment without consideration (musho-wariate) of shares of common stock of Panasonic; the same shall apply to all references to the share split herein) or share consolidation on and after the date on which the stock acquisition rights shall be allotted as set forth in (13) below (the “Allotment Date”), the Number of Shares Acquired shall be adjusted in accordance with the following formula, rounding down any fraction of less than one (1) share resulting from such adjustment.

Number of Shares Acquired after adjustment	=	Number of Shares Acquired before adjustment	x	Ratio of share split or share consolidation

The Number of Shares Acquired after adjustment shall become effective, in the case of a share split, on and after the day immediately following the record date of the relevant share split (if the record date is not set forth, on and after its effective date) or, in the case of a share consolidation, on and after its effective date; provided, however, that, in the event that a share split is conducted on the condition that a proposal to increase the capital or reserves by reducing the amount of surplus is approved at a general meeting of shareholders and that the record date for such share split is prior to the date of closing of such general meeting of shareholders, the Number of Shares Acquired after adjustment shall be applicable retroactively from the day immediately following the relevant record date, on and after the day immediately following the date of closing of the relevant general meeting of shareholders.

In addition to the above, in any event that makes it necessary to adjust the Number of Shares Acquired, including a merger and company split, on and after the Allotment Date, Panasonic may make appropriate adjustment to the Number of Shares Acquired within a reasonable range.

When the Number of Shares Acquired is adjusted, Panasonic shall give notice of necessary matters to each holder of the stock acquisition rights registered in the register of stock acquisition rights (the “Holder”) or give public notice thereof, no later than the day immediately preceding the date on which the Number of Shares Acquired after adjustment shall become effective; provided, however, that, if Panasonic is unable to give such notice or public notice no later than the day immediately preceding such applicable date, Panasonic shall thereafter promptly give such notice or public notice.

(4)	Value of assets to be contributed upon exercise of each stock acquisition right:

The value of assets to be contributed upon exercise of each stock acquisition right shall be one (1) yen per share to be acquired upon exercise of each stock acquisition right, multiplied by the Number of Shares Acquired.

(5)	Exercise period of stock acquisition rights:

From August 21, 2015 to August 20, 2045

(6)	Matters concerning capital and capital reserve to be increased due to issuance of shares upon exercise of stock acquisition rights:

(i)	The amount of capital to be increased due to the issuance of shares upon exercise of the stock acquisition rights shall be a half of the Maximum Amount of Capital Increase, Etc. which is calculated in accordance with Article 17, Paragraph 1 of the Ordinance on Company Accounting, and any fraction less than one (1) yen arising therefrom shall be rounded up to the nearest one (1) yen.

(ii)	The amount of capital reserve to be increased due to the issuance of shares upon exercise of the stock acquisition rights shall be the amount determined by deducting the amount of capital to be increased provided for in (i) above from the Maximum Amount of Capital Increase, Etc. set forth in (i) above.

(7)	Restrictions on acquisition of stock acquisition rights by transfer:

The stock acquisition rights cannot be acquired through transfer, unless such acquisition is expressly approved by a resolution of the Board of Directors.

(8)	Provisions concerning acquisition of stock acquisition rights:

If any of the proposals set forth in (i), (ii), (iii), (iv) and (v) below is approved at a general meeting of shareholders of Panasonic (or, if a resolution of a general meeting of shareholders is not required, is approved by a resolution of the Board of Directors of Panasonic), Panasonic may acquire the stock acquisition rights without consideration on the date to be separately determined by the Board of Directors:

(i)	Proposal for approval of a merger agreement under which Panasonic shall become a dissolving company;

(ii)	Proposal for approval of split agreement or split plan under which Panasonic shall be split;

(iii)	Proposal for approval of a share exchange agreement or share transfer plan under which Panasonic shall become a wholly-owned subsidiary;

(iv)	Proposal for approval of an amendment to the Articles of Incorporation in order to establish the provision that an acquisition by way of transfer of any shares issued or to be issued by Panasonic shall require the approval of Panasonic; and

(v)	Proposal for approval of an amendment to the Articles of Incorporation in order to establish the provision that an acquisition by way of transfer of a class of shares to be acquired upon exercise of the stock acquisition rights shall require the approval of Panasonic or that Panasonic may acquire all of such class of shares upon a resolution of a general meeting of shareholders.

(9)	Determination policy concerning allotment of stock acquisition rights of Reorganized Company (as defined below) with respect to the structural reorganization:

If Panasonic conducts a merger (limited to the case where Panasonic is dissolved due to the merger), an absorption-type or incorporation-type company split (both, limited to the case where Panasonic is split), or a share exchange or transfer (both, limited to the case where Panasonic becomes a wholly-owned subsidiary) (collectively, the “Structural Reorganization”), Panasonic shall, in each of the above cases, allot stock acquisition rights of any of the relevant companies listed in “a” through “e” of Article 236, Paragraph 1, Item 8 of the Company Law (the “Reorganized Company”) to the Holders holding the stock acquisition rights remaining at the time immediately preceding the effective date of the relevant Structural Reorganization (the “Remaining Stock Acquisition Rights”) (the effective date of the relevant Structural Reorganization shall mean, in the case of a merger, the date on which the merger becomes effective; in the case of a consolidation, the date of establishment of a newly-incorporated company through consolidation; in the case of an absorption-type company split, the date on which such absorption-type company split becomes effective; in the case of an incorporation-type company split, the date of establishment of a newly-incorporated company through such incorporation-type company split; in the case of a share exchange, the date on which the share exchange becomes effective; and in the case of a share transfer, the date of establishment of a wholly-owning parent company through the share transfer; hereinafter the same shall apply). In this case, the Remaining Stock Acquisition Rights shall be extinguished and the Reorganized Company shall issue new stock acquisition rights; provided, however, that the foregoing shall be on the condition that transfer of such stock acquisition rights by the Reorganized Company in accordance with each of the following items is stipulated in a merger agreement, a consolidation agreement, an absorption-type company split agreement, an incorporation-type company split plan, a share exchange agreement or a share transfer plan.

(i)	Number of stock acquisition rights of the Reorganized Company to be allotted:

A number equal to the number of the Remaining Stock Acquisition Rights held by the Holder shall be transferred to such Holder.

(ii)	Class of shares of the Reorganized Company to be acquired upon exercise of stock acquisition rights:

Common stock of the Reorganized Company.

(iii)	Number of shares of the Reorganized Company to be acquired upon exercise of stock acquisition rights:

To be determined in accordance with (3) above, taking into consideration, among others, the conditions of Structural Reorganization.

(iv)	Value of assets to be contributed upon exercise of each stock acquisition right:

The value of assets to be contributed upon exercise of each stock acquisition right to be allotted shall be the amount obtained by multiplying (x) the exercise price after reorganization set forth below by (y) the number of shares of the Reorganized Company to be acquired upon exercise of the relevant stock acquisition rights as determined in accordance with (iii) above. The “exercise price after reorganization” shall be one (1) yen per share of the Reorganized Company to be acquired upon exercise of each of its stock acquisition rights.

(v)	Exercise period of stock acquisition rights:

From and including whichever is the later of (x) the commencement date of the period during which the stock acquisition rights may be exercised as provided for in (5) above or (y) the effective date of the Structural Reorganization, to and including the expiration date of the period during which the stock acquisition rights may be exercised as provided for in (5) above.

(vi)	Matters concerning capital and capital reserve to be increased due to issuance of shares upon exercise of stock acquisition rights:

To be determined in accordance with (6) above.

(vii)	Restrictions on acquisition of stock acquisition rights by transfer:

The stock acquisition rights cannot be acquired through transfer, unless such acquisition is expressly approved by a resolution of the Board of Directors of the Reorganized Company.

(viii)	Provisions concerning acquisition of stock acquisition rights:

To be determined in accordance with (8) above.

(ix)	Conditions for exercise of stock acquisition rights:

To be determined in accordance with (11) below.

(10)	Handling of fractions less than one (1) share resulting from exercise of stock acquisition rights:

In the case where the number of shares to be acquired by the Holders who have exercised the stock acquisition rights includes any fraction less than one (1) share, such fraction shall be disregarded.

(11)	Conditions for exercise of stock acquisition rights:

(i)	During the period in (5) above when the stock acquisition rights may be exercised, the Holder may exercise the stock acquisition rights on and after the day immediately following the date on which such Holder loses the status of Director, Executive Officer, Audit & Supervisory Board Member or any status equivalent thereto, of Panasonic (the “Status Losing Date”).

(ii)	Notwithstanding (i) above, during the period in (5) above when the stock acquisition rights may be exercised, the Holder may exercise the stock acquisition rights within the respective periods prescribed below if either (a) or (b) below occurs (provided that the case mentioned in (b) below excludes where the allotment of stock acquisition rights by the Reorganized Company to the Holder in accordance with (9) above is stipulated in a merger agreement, a share exchange agreement, or a share transfer plan):

(a)	If the Status Losing Date does not occur on or before August 20, 2044:

From August 21, 2044 to August 20, 2045

(b)	If proposal for approval of a merger agreement under which Panasonic shall become a dissolving company or proposal for approval of a share exchange agreement or share transfer plan under which Panasonic shall become a wholly-owned subsidiary is approved at a general meeting of shareholders (or, if a resolution of a general meeting of shareholders is not required, is approved by a resolution of the Board of Directors):

During a 15 day-period commencing from the day immediately following the date (inclusive) when the proposal is approved.

(iii)	(i) and (ii) (a) above shall not be applicable to those who have succeeded to the stock acquisition rights by inheritance.

(iv)	If the Holder waives the stock acquisition rights, the relevant stock acquisition rights may not be exercised thereafter.

(12)	Method of calculation of amount to be paid for stock acquisition rights:

The amount to be paid for each stock acquisition right shall be the amount obtained by multiplying (x) the option price per share calculated by the Black-Sholes Model using the basic numerical value set forth in (ii) through (vii) below (any fraction less than one (1) yen arising therefrom shall be rounded to the nearest one (1) yen) by (y) the Number of Shares Acquired.

Where

(i)	Option price per share ( C )

(ii)	Stock price ( S ): Closing price of the regular trading of the shares of common stock of Panasonic on the Tokyo Stock Exchange on August 20, 2015 (if there is no such closing price, the base price of the next trading day)

(iii)	Exercise price ( X ): One (1) yen

(iv)	Expected time to maturity ( t ): Fifteen (15) years

(v)	Volatility ( s ): Stock price fluctuation rate calculated based on the closing price of the regular trading of the shares of common stock of Panasonic on each trading day during the fifteen (15) years (from August 20, 2000 to August 20, 2015)

(vi)	Risk-free interest rate ( r ): Interest rate of the government bonds whose remaining years to maturity correspond to the expected time to maturity

(vii)	Dividend Yield ( q ): Aggregate dividend amount (actual dividend amount for the fiscal year ended March 31, 2015) / Stock price set forth in (ii) above

(viii)	Standard normal cumulative distribution function (N(●))

* The amount obtained as a result of the above calculation shall be the fair value of the stock acquisition rights and the allotment hereunder shall not fall under the category of an allotment of the stock acquisition rights at specially favorable conditions. The remuneration, the amount of which shall be equal to the price to be paid in exchange for stock acquisition rights as stated above, will be paid by Panasonic to the person to whom the stock acquisition rights are allotted, and the obligation of such person to pay such price shall be offset by the rights of such person who receives the remuneration.

(13)	Date on which stock acquisition rights shall be allotted:

August 20, 2015

(14)	Date on which payment shall be made in exchange for stock acquisition rights:

August 20, 2015.

(15)	Persons to whom the stock acquisition rights are to be allotted, number of such persons, and number of stock acquisition rights to be allotted:

Persons to whom the stock acquisition rights are allotted	Number of persons	Number of stock acquisition rights to be allotted
Directors (excluding Outside Directors) of Panasonic	13	1,307
Executive officers and certain other officers who are responsible for business operations over the Panasonic group	17	422

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